REGISTRATION STATEMENT ON FORM S-3
                        (NO.333-52601)
                        FILED UNDER RULE 424(b)(ii)
Prospectus Supplement
 (To Prospectus dated May 26, 1998)


                            1,085,000 Shares
        HOME PROPERTIES OF NEW YORK, INC.
                              Common Stock

       All of the 1,085,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") will be sold by Home Properties of New York, Inc. ("Home Properties" or the "Company"). The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "HME." The last reported sale price of the shares of Common Stock on the NYSE on May 27, 1998 was $26.5625 per share. To ensure that the Company maintains its qualification as a real estate investment trust (a "REIT"), ownership of the Common Stock by any single stockholder is generally limited to 8% of the value of the Company's outstanding capital stock. See "Description of Capital Stock" in the accompanying Prospectus.

      PaineWebber Incorporated ("PaineWebber") has agreed to purchase the shares of Common Stock from the Company at a price of $25.2344 per share, resulting in aggregate proceeds to the Company of $27,379,324, before payment of expenses by the Company estimated at $20,000, subject to the terms and conditions of the underwriting agreement between the Company and PaineWebber (the "Underwriting Agreement"). PaineWebber plans to deposit the shares of Common Stock with the trustee of PaineWebber Equity Trust REIT Series 1 (the "Trust") in exchange for units in the Trust. If all of the shares of Common Stock so deposited with the trustee of the Trust are valued at their reported last sale price on the NYSE on May 27, 1998, the aggregate underwriting commissions would be $1,440,989. The Company and Home Properties of New York, L.P. (the "Operating Partnership") have agreed to indemnify PaineWebber against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."


      PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES
               AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY
               OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
                 ACCOMPANYING PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.


      The shares of Common Stock are offered by PaineWebber, subject to prior sale, when, as and if delivered to and accepted by PaineWebber and subject to its right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be in New York City on or about May 29, 1998.

               PAINEWEBBER INCORPORATED

            The date of this Prospectus Supplement is May 27, 1998.

      CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE AND TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

      THE FOLLOWING INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS. REFERENCES TO THE COMPANY IN THIS PROSPECTUS SUPPLEMENT MEAN, EXCEPT AS THE CONTEXT OTHERWISE REQUIRES, THE COMPANY, THE OPERATING PARTNERSHIP., HOME PROPERTIES TRUST, HP MANAGEMENT, INC., CONIFER REALTY, INC. AND ALL OTHER SUBSIDIARIES OF THE COMPANY ON A CONSOLIDATED BASIS

                             FORWARD LOOKING STATEMENTS

      THIS PROSPECTUS SUPPLEMENT, CONTAINS, AND THE ACCOMPANYING PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE, STATEMENTS THAT MAY BE DEEMED TO BE "FORWARD-LOOKING" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS. CERTAIN FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE ARE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS" IN THE ACCOMPANYING PROSPECTUS.

                                  THE COMPANY

      Home Properties is a fully integrated, self-administered and self-managed real estate investment trust (a "REIT"), which owns, operates, acquires and develops multifamily apartment communities throughout the Northeastern, Mid-Atlantic and Midwestern regions of the United States. The Company currently operates 231 communities containing 26,090 apartment units. Of these, 17,103 units in 71 communities are wholly owned by the Company, 6,139 units in 119 communities are managed and partially owned by the Company as general partner, and 2,848 units in 41 communities are managed for other owners. The communities are located throughout the Northeastern quadrant of the United States in New York, Michigan, Pennsylvania, Maryland, New Jersey, Virginia, Connecticut, Ohio, and Indiana (the "Current Markets"). Since its initial public offering in August 1994, the Company has more than quadrupled the size of its wholly owned portfolio and has expanded its geographic presence from Upstate New York to eight additional states. During the same period, the Company acquired 59 communities containing 13,736 apartment units for a total acquisition cost of approximately $483 million.


      Home Properties conducts substantially all of its business and operations through, and all of the communities and other assets of the Company are held by, the Operating Partnership. Home Properties indirectly owns a controlling 57.8% interest in the Operating Partnership and is solely responsible for all aspects of its management. The Operating Partnership performs certain operations relating to its property management and development activities through management companies beneficially owned by the Operating Partnership and controlled by one or more officers of Home Properties.

      The Company's executive offices are located at 850 Clinton Square, Rochester, New York 14604, and its telephone number is (716) 546-4900.

                              RECENT DEVELOPMENTS
PENDING ACQUISITIONS

      On May 15, 1998, the Company entered into purchase agreements to acquire a portfolio of 17 multifamily communities containing 4,002 apartment units (the "Acquisition Portfolio") for a total purchase price of $155 million. The Acquisition Portfolio communities are located in New Jersey, Maine, New York, Pennsylvania, Ohio and Michigan. During the first quarter of 1998, the Acquisition Portfolio had an average occupancy rate of 96%. In addition to the Acquisition Portfolio, the Company has entered into agreements to acquire three other apartment communities (the "Other Pending Acquisitions") aggregating 1,647 units for a total purchase price of approximately $57 million. The Other Pending Acquisitions communities are located in Illinois, Pennsylvania and New York. The closings of the Acquisition Portfolio and the Other Pending Acquisitions are subject to customary approvals and conditions.

1998 COMPLETED ACQUISITIONS

      Since January 1, 1998, the Company has completed the acquisition of nine multifamily communities aggregating 3,055 apartment units for a total purchase price of approximately $120 million. These communities are located in the Current Markets where the Company continues to increase its presence and diversify its portfolio.

FINANCING ACTIVITIES

      On May 15, 1998, the Company signed a commitment for a $155 million standby acquisition facility (the "Acquisition Facility") in connection with the pending purchase of the Acquisition Portfolio. The Acquisition Facility provides financing in addition to the Company's $50 million unsecured credit facility. The Acquisition Facility, if drawn, will bear interest at LIBOR plus
1.65 % and mature one year following funding. The Company may draw on the Acquisition Facility at any time during the 90 days following May 15, 1998 to fund up to 100% of the purchase price of the Acquisition Portfolio, subject to certain conditions.

      On April 14, 1998, the Company completed a direct placement of 1,320,755 shares of Common Stock at a price of $26.50 per share. The net cash proceeds from the offering of $35 million were used primarily to repay amounts outstanding on the Company's unsecured credit facility, with remaining funds available for general corporate purposes and to fund acquisitions.


                                USE OF PROCEEDS

      The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are expected to be approximately $27,359,324. The Company intends to contribute or otherwise transfer the net proceeds of the sale of the Common Stock offered hereby to Home Properties Trust, a wholly-owned qualified REIT subsidiary of the Company, and that entity will contribute such proceeds to the Operating Partnership in exchange for an equal number of units of limited partnership interest in the Operating Partnership. Such net proceeds will be used to fund acquisitions, which may include the Acquisition Portfolio, and for general corporate purposes.

                                 UNDERWRITING

      Subject to the terms and conditions contained in the Underwriting Agreement, the Company has agreed to sell to PaineWebber, and PaineWebber has agreed to purchase from the Company, all of the shares of Common Stock offered hereby at the price set forth on the cover page of this Prospectus Supplement. Pursuant to the terms of the Underwriting Agreement, PaineWebber is obligated to purchase all of the shares of Common Stock if any shares are purchased.

      PaineWebber intends to deposit the shares of Common Stock offered hereby with the trustee of the Trust, a registered unit investment trust under the Investment Company Act of 1940, as amended, in exchange for units in Trust. If all of the shares of Common Stock so deposited with the trustee of the Trust are valued at their last sale price on the NYSE on May 27, 1998, the aggregate underwriting commissions would be $1,440,989. PaineWebber is acting as sponsor and depositor of the Trust and is therefore considered an affiliate of the Trust.

      In the Underwriting Agreement, the Company and the Operating Partnership have agreed to indemnify PaineWebber against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments PaineWebber may be required to make in respect thereof.

      In connection with this offering of Common Stock, the rules of the Securities and Exchange Commission permit PaineWebber to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

      If PaineWebber creates a short position in the Common Stock in connection with this offering (I.E., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), PaineWebber may reduce that short position by purchasing Common Stock in the open market. In general, purchases of a security for purposes of stabilization could cause the price of the security to be higher than it might be in the absence of such purchases.

      Neither the Company nor PaineWebber makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Common Stock. In addition, neither the Company nor PaineWebber makes any representation that PaineWebber will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      The Common Stock is listed on the NYSE under the symbol "HME" and on the Berlin Stock Exchange under the symbol "HMPGR." The Company has applied for listing of the shares of Common Stock offered hereby on the NYSE.

      In the ordinary course of business, PaineWebber has in the past engaged and may in the future engage in financial advisory, investment banking and other transactions with the Company for which customary compensation has been, and will be, received.

                                    EXPERTS

      The financial statements incorporated by reference in this Prospectus Supplement or elsewhere in the Registration Statement have been incorporated herein in reliance on the reports audited by Coopers & Lybrand L.L.P, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

      Certain legal matters, including the legality of the shares of Common Stock offered hereby, will be passed upon for the Company by Nixon, Hargrave, Devans & Doyle LLP, Rochester, New York, and for PaineWebber by Rogers & Wells LLP, New York, New York. Mr. Alan L. Gosule, a director and shareholder of the Company, is a member of the firm of Rogers & Wells, LLP. As to matters of Maryland law contained in its opinion, Rogers & Wells LLP will rely on the opinion of Nixon, Hargrave, Devans & Doyle LLP.

No   person   has  been  authorized  to  give  any
information or  to  make  any  representations  in          1,085,000 SHARES OF
connection  with  the  offering of securities made          COMMON STOCK
hereby  other than 1,085,000  those  contained  or
incorporated   by  reference  In  this  Prospectus
Supplement or the  accompanying Prospectus and, if
given or made, such information or representations
must not be relied upon  as having been authorized
by  the Company or the PaineWebber.   Neither  the
delivery  of  this  Prospectus  Supplement  or the
accompanying   Prospectus   nor   any   sale  made
hereunder  shall, under any circumstances,  create
any implication  that  there has been no change in
the affairs of the Company  since  the date hereof
or  that  the  information  contained  herein   is
correct  as  of  anytime  subsequent  to its date.
This  Prospectus  Supplement  and the accompanying
Prospectus do not constitute an offer to sell or a         HOME PROPERTIES OF
solicitation of an offer to buy such securities in         NEW YORK, INC.
any   circumstances   in  which  such   offer   or
solicitation is unlawful.

                 Table of Contents

               Prospectus Supplement

                                                       PAINEWEBBER INCORPORATED
Forward-Looking Statements..... 2
The Company.................... 2
Recent Developments............ 2
Use of Proceeds................ 3
Underwriting................... 3
Experts ....................... 4
Legal Matters.................. 4

                    PROSPECTUS

Available information. . . . .. . .
Forward Looking Statements . . . .
Documents Incorporated by
   Reference. . . . . . . .. . . .
The Company . . . . . . . . .  . .
Risk Factors. . . . . . . . .  . .
 .
Use of Proceeds . . . . . . .  . .
Description of Capital Stock . . .
Description of Debt Securities . .
Federal Income Tax Considerations..                       MAY 27, 1998
Other Tax Considerations. . . . . .
ERISA Considerations . . . . .  . .
Plan of Distribution. . . . . . . .
Legal Matters. . . . .. . . . . . .
Experts.  . . . . . . . . . . . .
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